SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 549th MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 23, 2008

On September 23, 2008, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP. 05477-000, the five hundred and forty-nineth (549th) Meeting of the Board of Directors of BRASKEM S.A., was held with the presence of the undersigned Board Members. Board Members Álvaro Pereira Novis and Francisco Teixeira de Sá justified their absences, and were replaced by their alternates Mr. Paulo Henyan Yue Cesena and Mr. Lúcio José Santos Júnior. The Company’s Chief Executive Officer, Bernardo Gradin, and Officers Carlos Fadigas and Mauricio Ferro, as well as Messrs. Nelson Raso, Guilherme Furtado and Ms. Marcella Menezes Fagundes, were also present. The Chairman of the Board of Directors Mr. Marcelo Odebrecht presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for Deliberation: The following deliberations were unanimously taken: PROPOSALS FOR DELIBERATION (“PD”) – after proper analysis, all terms and conditions of the following PDs were approved, copies of which and the related documents were previously submitted to the Board Members and will remain filed at the Company’s headquarters: 1) PD.CA/BAK 20/2008 – Agreement for Storage of Products and Use of Ducts, to be entered into with Terminal Químico de Aratu S/A (“Tequimar”), so as to authorize the execution of the Agreement for Storage of Products and Use of Ducts to be entered into with Tequimar; 2) PD.CA/BAK-21/2008 – Permanent Support Committees of the Board of Directors of Braskem, in compliance with the provisions in item “f” of article 26 of the Bylaws and with the Board Operating Regulations, which shall have the basic concepts, compositions, papers and responsibilities described in PD; 3) PD.CA/BAK-22/2008 – 2008 Long-Term Incentive Program (“ILP”) and Ratification of the ILP 2007 Program, which contemplates the terms of the ILP 2008 Program and ratifies approval of the ILP 2007 Program; 4) PD.CA/BAK-23/2008 – Caustic Soda Supply Agreement between Braskem and Petróleo Brasileiro S/A (“Petrobras”), so as to authorize the execution of the Caustic Soda Supply Agreement with Petrobras; II) Subjects for Acknowledgment: The relevant Officers expounded on (i) the strategic direction of the Company – Action Program Guidelines for the period from 2009 to 2015; and (ii) the Company’s results up to August 2008. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment - As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, September 23, 2008. [Signatures: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Djalma Rodrigues de Souza; Alvaro Fernandes da Cunha Filho; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Pais; José de Freitas Mascarenhas; José Mauro Mettrau C. da Cunha; Lúcio José Santos Júnior; Paulo Henyan Yue Cesena, and Newton Sergio de Souza].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1515 - Fax (21) 2223.0476
Salvador/BA - Av. Prof Magalhães Neto, nº1856, sl 1101 - CEP 41810.012 - Tel. (71) 3271.2044 - Fax (71) 3341 2860
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576 9000 – Fax (11) 3023 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.